82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft


MM
KARTON AG

TELEFAX


03029524

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	20.08.2003 Mi
BETREFF/REF:	Press Release
SEITEN/PAGES	4

dlw 8/28

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft


MM
KARTON AG

PRESS RELEASE

August 20, 2003

Half-Year Results 2003:

ONGOING HIGH-LEVEL EARNINGS DESPITE WEAK ECONOMIC CLIMATE

- ***Operating profit increased by 4 %***
- ***Period net income below previous year's level due to higher tax rate and non-recurring expenses***
- ***As expected, market-related downtime in the cartonboard segment during the second quarter followed high utilization in the first quarter***
- ***Positive development of business in the folding carton sector continued***
- ***Forecast horizon still extremely short-term***

The Mayr-Melnhof Group stayed almost unaffected by the weak economic development until the middle of the first half-year. As expected, it was necessary to take accentuated downtime at MM-Karton during the second quarter in order to bring cartonboard supply in line with demand. However, the Group remained strong due to the proximity to consumption of its folding carton products as well as the successful development of its recent acquisitions and consequent cost reductions.

CONSOLIDATED RESULTS - US GAAP

in EUR millions	**1st HY/2003**	1st HY/2002	+/-
Sales	**660.1**	600.0	+10.0%
Operating profit	**70.5**	67.8	+4.0%
Operating margin	**10.7%**	11.3%	
Income before income taxes and minority interests	**66.5**	68.1	-2.3%
Net income	**38.9**	43.5	-10.6%
% of sales	**5.9%**	7.3%	
Earnings per share (in EUR)	**3.53**	3.94	
Cash earnings	**83.6**	85.8	-2.6%
% of sales	**12.7%**	14.3%	
Employees[1]	6,780	6,786[1]	

[1] as of Dec. 31st 2002

Consolidated sales reached EUR 660.1 million and therefore surpassed the previous year's level by EUR 60.1 million (+10.0 %). This increase is primarily attributable to the acquisitions made in 2002.

Operating profit was once again improved and rose by EUR 2.7 million (+4.0 %) from EUR 67.8 million to EUR 70.5 million. This increase is substantially due to the contributions of MM-Graphia and MM-Packaging.

Net interest expense amounted to EUR -0.7 million (1st half of 2002: EUR -0.5 million). Other - net of EUR -3.2 million (1st half of 2002: EUR +0.4 million) particularly results from a devaluation of the stocks held in Reno de Medici, S.A.
Income before taxes and minority interests came to EUR 66.5 million (1st half of 2002: EUR 68.1 million). Income taxes increased by EUR 1.9 million. Consequently, the Group's effective tax rate amounted to 39.5 % (1st half of 2002: 35.8 %).
Due to the acquisitions made in 2002, the results which are attributable to minority interests increased by EUR 1.0 million.
Thus the first half-year of 2003 was concluded with a net income of EUR 38.9 million (1st half of 2002: EUR 43.5 million).

Development in the second quarter

As expected, it was necessary to adjust cartonboard production during the second quarter increasingly to market conditions by taking downtime. The capacity utilization of MM-Karton reached approximately 83 %. As a result, it was possible to maintain the average cartonboard price fairly at the level of the previous quarter.
Price development on the raw material markets did not show any essential change apart from a temporary increase of waste paper prices at the beginning of the quarter.
In the folding carton sector, both MM-Packaging and MM-Graphia could prolong the positive development and were able to strengthen their leading market position through market success.
Group operating profit reached EUR 31.1 million, which is EUR 8.3 million below the level of the first quarter (EUR 39.4 million). This decline is mainly attributable to lower capacity utilization at MM-Karton during the second quarter.

SEGMENTS:

MM-KARTON

During the first half-year of 2003, cartonboard markets were characterized by ongoing short-term demand from Europe and a decline in the order intake from the Middle East and Asia.
The short-term nature of the customers' planning becomes evident in the average order backlog during the first half-year, which came to approximately 50,000 tons. As in the first quarter, this is significantly below the previous year's level (1st half of 2002: approximately 100,000 tons). As planned, production was adjusted to market conditions by selective downtime resulting in a 88 % capacity utilization during the first half-year of 2003 (1st half of 2002: 98 %).
Apart from a temporary rise in the waste paper prices at the beginning of the second quarter, the price situation on the procurement markets did not register any essential change during the first half-year of 2003.
At approximately 713,000 tons, cartonboard sales were 5.9 % below the level of the first half-year of 2002 (758,000 tons). European markets accounted for about 80 % of this amount (1st half of 2002: 79 %). Production was at 716,000 tons which is equivalent to a decline by 3.5 % compared to the previous year (742,000 tons).
Sales, however, declined only by 2.8 % to EUR 385.4 million (1st half of 2002: EUR 396.7 million) as it has been possible to maintain the average sales price above the level of the same period in 2002. As expected, operating profit declined as a result of increased production curtailments during the second quarter and reached EUR 43.7 million after EUR 50.1 million in the previous year. This led to an operating margin of 11.3 % (1st half of 2002: 12.6 %).

MM-PACKAGING

MM-Packaging registered an ongoing positive development of business throughout the whole first half-year. Despite a very competitive environment, MM-Packaging was successful in strengthening the Division's profitability by effective cost reduction programs and the acquisition of new customers.
The tonnage converted totaled approximately 153,000 tons. Sales reached EUR 200.2 million and operating profit came to EUR 12.4 million. This resulted in an operating margin of 6.2 %.

MM-GRAPHIA

Sales of cigarette packaging recorded a very stable development throughout Western Europe during the first half-year. In Eastern Europe, the path of expansion could be successfully continued.
The confectionery segment also demonstrated a fairly stable development.
Overall, approximately 45,000 tons of cartonboard and paper were converted during the first half-year. Sales totaled EUR 121.9 million and operating profit reached EUR 14.4 million. Consequently, an operating margin of 11.8 % was achieved.

OULOOK

Uncertainty as to the future economic development and looming stagnation will continue to characterize the economic environment in the euro zone. Also, from today's perspective, no major impulses from the non-European markets, especially the US and Asia, can be expected.
In mid-August the order backlog of MM-Karton stood at the average level of the first half-year. Cartonboard demand will remain extremely short-term although satisfactory development in July is expected to be followed by a capacity utilization exceeding the second quarter's level (83 %) also during the month of August. As in the past, it will remain necessary to adjust cartonboard production to market conditions by selective downtime. The target of keeping prices at their current levels despite more short-term demand will be maintained.
In line with our current view on market demand we expect an ongoing stable price situation on the waste paper markets.
MM-Packaging and MM-Graphia continue to register a solid development of sales. Therefore, a third quarter of sound performance becomes apparent in the folding carton sector.
Although forecast possibilities remain very limited we stay confident for the overall 2003 financial year.

- The interim report for the 2003 first half-year is available on our homepage: http://www.mayr-melnhof.com.

-Results for the first three quarters of 2003 will be released November 18, 2003

For further information please contact:
Stephan Sweerts-Sporck, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com